Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,

	2008	2007
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$244,073	$364,071
Add (deduct):
Equity in earnings of unconsolidated entities	(44,042)	(46,078)
Distributions from unconsolidated entities	45,569	43,169
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(11,520)	(9,390)
	$234,080	$351,772
Add fixed charges:
Consolidated interest expense(1)	40,889	45,009
Interest portion (1/3) of consolidated rent expense	18,265	17,130
	$293,234	$413,911

FIXED CHARGES:
Consolidated interest expense(1)	$40,889	$45,009
Interest portion (1/3) of consolidated rent expense	18,265	17,130
	$59,154	$62,139

RATIO OF EARNINGS TO FIXED CHARGES	4.96	6.66

(1)  Interest expense on income tax contingencies is not included in fixed charges.